Exhibit 99.1

Response Biomedical Corporation Announces Third Quarter Results

  Total revenues double over last year’s comparable nine months
  Clinical products revenue up 139% over last year’s comparable nine months

VANCOUVER--(BUSINESS WIRE)--November 10, 2009--Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced financial results for the third quarter and nine months ended September 30, 2009.

Total revenues for the three and nine month periods ended September 30, 2009 increased 39% and 106% to $2,047,523 and $7,495,339, respectively, compared to $1,471,130 and $3,641,766 for the same periods in 2008. Given the success of our commercial partners’ efforts, clinical products revenue showed the largest growth at 62% and 139% to $1,688,423 and $5,236,438 for the three and nine month periods ended September 30, 2009, respectively, compared to $1,040,649 and $2,191,409 for the same periods in 2008.

Net loss for the three and nine month periods ended September 30, 2009 was reduced by 14% and 38% to $3,177,221 and $6,807,623, respectively, compared to $3,684,602 and $10,969,207 for the same periods in 2008. Expenses were reduced by 15% and 29% to $2,813,195 and $7,552,556, respectively, for the three and nine month periods ended September 30, 2009, compared to $3,294,694 and $10,636,832 for the same periods in 2008.

“We are on track to conclude our best year ever, with total revenues at September 30, 2009 well in excess of total revenues for all of 2008. As we work with our partners and global distributors to introduce the RAMP® technology to a growing international market, we see this trend continuing in 2010 and beyond,” said S. Wayne Kay, Chief Executive Officer. “Looking at our strengthened cash position, we had approximately $7.5 million in cash and cash equivalents as at September 30, 2009, compared to $2.3 million as at December 31, 2008,” said S. Wayne Kay, Chief Executive Officer. “Our working capital as at September 30, 2009 was approximately $9.0 million compared to $2.9 million as at December 31, 2008. As you can see, we continue to show strong revenue growth, quarter over quarter when compared to revenues from last year.”

Conference Call Information

Response Biomedical management will host an analyst conference call beginning at 10:00 a.m. (Eastern Time) today to discuss these results and other corporate matters. During the conference call, the Company may discuss and answer questions concerning business and financial developments and trends.

The analyst conference call may be accessed by dialing 1-416-981-9000 (domestic and international) or 1-800-954-0691 (toll free in North America). An access code is not required. It is also available to listen via Web cast at http://www.snwebcastcenter.com/event/?event_id=589. An archive of the call will be available from the same link approximately two hours after the live call has concluded and will be accessible for 30 days.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure, influenza and RSV through our commercial partners, Roche and 3M Health Care respectively.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development.

Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 20-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
CLINICAL PRODUCTS REVENUE	$1,688,423	$1,040,649	$5,236,438	$2,191,409
NON CLINICAL PRODUCTS REVENUE	$260,954	$331,309	$1,059,710	$1,124,641
CONTRACT SERVICE FEES	$98,146	$99,172	$1,199,191	$325,716
TOTAL REVENUES	$2,047,523	$1,471,130	$7,495,339	$3,641,766
EXPENSES	$2,813,195	$3,294,694	$7,552,556	$10,636,832
LOSS FOR THE PERIOD	$3,177,221	$3,684,602	$6,807,623	$10,969,207
LOSS PER SHARE	$0.01	$0.03	$0.03	$0.08

CONTACT:
Response Biomedical Corporation
Bill Wickson, 604-456-6073
Director, Investor Relations
bwickson@responsebio.com